

October 3, 2014

Via E-mail
Michael DeMane
Chief Executive Officer
Nevro Corp.
4040 Campbell Avenue
Menlo Park, CA 94025

> **Re: Nevro Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 16, 2014**
> **CIK No. 0001444380**

Dear Mr. DeMane:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus

1.   We note your response to prior comments 1 and 8. While use of a glossary might be appropriate to satisfy the requirements of Rule 421(b) in the circumstances described in that rule, your disclosure in the sections of your document addressed by Rule 421(d) should be drafted using concrete, everyday words without requiring investors to rely on defined terms in a glossary. Please revise the forepart of your document accordingly, and, if you believe that you satisfy the Rule 421(b) conditions for using a glossary for purposes of those sections of your document not governed by Rule 421(d), please relocate the glossary to an appropriate section of your document outside of the sections governed by Rule 421(d). In this regard, you might find a reduced need to address the issue of technical terms currently used in the forepart of your document if you were to

> further review your prospectus summary for the issues raised in prior comment 2. For additional guidance, please see Updated Staff Legal Bulletin No. 7 (June 7, 1999).

The Offering, page 7

2.   Please tell us how your disclosure in the bullet points in this section reflects the planned option grants mentioned on page 124 and 129.

We may be subject to damages, page 32

3.   We note your response to prior comment 16. Please revise your reference to "certain" management and key employees to clarify the extent of to which your management and key employees that have worked for competitors. For example, do over half these individuals present this issue? Do all of them? Do your most senior executives?

Our business is subject to extensive governmental regulation, page 38

4.   Please disclose the substance of the last sentence of your response to prior comment 18.

Patents, Trademarks and Proprietary Technology, page 103

5.   We note your response to prior comment 32. However, your disclosure in the fourth sentence in this section regarding when your U.S. patents are projected to expire does not address when the remaining patents mentioned in the first sentence in this section expire. Please expand the disclosure in this section to disclose when your remaining patents expire.

The Mayo License, page 103

6.   Please reconcile you response to prior comment 33 with your first risk factor on page 32.

Executive Officers and Directors, page 114

7.   We note your response to prior comment 38; however, Rule 405 defines "executive officer" to include any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance). Your response regarding policy making appears to address the subsequent section of the Rule 405 definition that deals with whether people other than a vice president of a registrant in charge of a principal business unit, division or function (such as sales, administration or finance) also are executive officers as defined by the Rule. Please revise accordingly.

Terms and Conditions of Employment Agreement with Michael DeMane, page 128

8.   We note your response to prior comment 40. We may have further comment after you file the new employment agreement.

Exhibits

9.   Your response to prior comment 50 does not appear to cite applicable authority for omitting the exhibits missing from exhibit 10.12. Please see Regulation S-K Item 601(b)(10). Please revise accordingly.

10.   Please identify in your exhibit index the agreements with Messrs. Elghandour and Galligan mentioned in the last full paragraph on page 128.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Michael W. Hall, Esq.